Good Day Advisor-

Rock Harbor is proud to announce that have we have become the exclusive distribution partner for Paradigm Capital Management!  The expertise of this firm over the last 25 years has been within the Micro, Small and Mid-Cap arena.  The Paradigm strategies all have longer than 13 year retail track records and perhaps the most unique characteristic, managed by a mother/daughter team: Candace and Amelia Weir.

Based on September 30, 2021 Morningstar and Lipper Ratings data, the Paradigm Select Fund (PFSLX) is highly rated overall for both risk-adjusted returns and, total returns.**

Paradigm Capital Mutual Funds (Fundamental and meticulous, independent research with careful bottom-up analysis) https://www.paradigmcapital.com/team/key-personnel/

  PFSLX Paradigm Select (SMid) Fund (Per September 30, 2021 Fact sheet, Morningstar 5 star rating for 3 year,5 year and overall)**
    2 PM’s Candace King Weir and Amelia Weir
    One Year turnover 8%, Holding 56, Median Market Cap $4.8B

**IMPORTANT INFORMATION:

Performance data quoted represents past performance. Past performance does not guarantee future results. Investment return and principal value will fluctuate so that shares, when redeemed, may be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.  Investors should consider the investment objectives, risks, charges and expenses of a mutual fund before investing.  The prospectus should be read carefully before investing.

©2021 Morningstar, Inc.  All Rights Reserved.  The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely.  Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.  Star ratings are based on a Morningstar risk-adjusted return measure that accounts for variation in a fund’s monthly performance (including the effects of sales charges and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The overall rating is a weighted average of the 3-, 5-, and 10-year (if applicable) returns. 5 Stars = top 10% of funds in a category; 4 stars = next 22.5% of funds; 3 stars = middle 35%; 2 stars = next 22.5%; 1 star = bottom 10%. A fund must be in existence three years to be rated. Ratings are subject to change monthly.  As of 9/30/21, the Paradigm Select Fund had a 5-star rating for the 3-year period (361 funds), and a 5-star rating for the 5-year period (307 funds), and a 4-star rating for the 10-year period (206 funds) and overall the Select Fund had a 5-star rating (361 funds). Paradigm Select Fund is in the Mid Blend category tracked by Morningstar.

Lipper Leader calculations are subject to change monthly and are based on an equal-weighted average of percentile ranks for the category’s metrics over 3-year, 5-year, and 10-year periods (if applicable). The highest 20% of funds in each peer group are named Lipper Leaders and the next 20% receive a score of 4. A fund or class must be in existence three years to be rated. Both designations reflect the Fund’s ranking relative to its peer group as of 9/30/21, and do not take sales charges into account. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperleaders.com. Lipper Leader Copyright 2002, Reuters, All Rights Reserved. Performance for the Fund reflects fee waivers in effect; in their absence, returns would have been lower, which may have adversely affected the Fund’s Lipper Rankings. Not FDIC-Insured. May Lose Value. No Bank Guarantee.